UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2014

Commission File Number:000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.Yes ☐  No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________.

Unaudited Financial Statements

This Report of Foreign Private Issuer on Form 6-K by Plastec Technologies, Ltd. (“we, “us”, “our” or the “Company”) contains the Company’s unaudited financial results for its fiscal year 2014 second quarter and six months ended June 30, 2014.

Forward Looking Statement

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report of Foreign Private Issuer on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot and does not guarantee future results, levels of activity, performance or achievements. The Company’s expectations are as of the date this Report of Foreign Private Issuer on Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report of Foreign Private Issuer on Form 6-K is filed to conform these statements to actual results, unless required by law.

The forward-looking statements included in this Report of Foreign Private Issuer on Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations; changing legislation or regulatory environments; requirements or changes affecting the business in which the Company is engaged; industry trends, including factors affecting supply and demand; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the plastic industry; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED BALANCE SHEETS

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	(Unaudited)	(Audited)
	June 30,	December 31,
	2014	2013
	HK$	HK$
ASSETS
Current assets
Cash and cash equivalents	468,772	348,901
Trade receivables, net of allowances for doubtful accounts of HK$nil, and HK$nil as of December 31, 2013 and June 30, 2014, respectively	250,624	269,419
Inventories	108,103	107,058
Deposits, prepayment and other receivables	35,896	28,139
Total current assets	863,395	753,517

Property, plant and equipment, net	310,332	364,149
Prepaid lease payments, net	20,455	22,167
Other assets	2,360	2,325
Deferred tax assets	14,349	12,225
Intangible assets	438	438
Total assets	1,211,329	1,154,821

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank borrowings	26,287	37,782
Trade payables	116,529	105,428
Other payables and accruals	111,524	116,608
Tax payable	46,533	41,389
Total current liabilities	300,873	301,207

Bank Borrowings	50,000	50,000
Total liabilities	350,873	351,207

Commitments and contingencies	-	-

Shareholders’ equity
Ordinary shares (US$0.001 par value; 100,000,000 authorized 12,938,128 and 12,938,128 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	101	101
Additional paid-in capital	26,455	26,455
Accumulated other comprehensive income	15,750	17,901
Retained earnings	818,150	759,157
Total shareholders’ equity	860,456	803,614

Total liabilities and shareholders’ equity	1,211,329	1,154,821

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 3-month period ended June 30,		For the 6-month period ended June 30,
	2014	2013	2014	2013
	HK$	HK$	HK$	HK$

Revenues	262,940	300,381	537,193	595,067
Cost of revenues	(212,708)	(223,637)	(421,255)	(457,409)
Gross profit	50,232	76,744	115,938	137,658

Operating expenses, net
Selling, general and administrative expenses	(27,650)	(41,781)	(57,500)	(79,725)
Other income	1,106	2,644	1,163	2,730
Gain/(loss) on disposal of a subsidiary	(2,605)	-	29,557	-
Written-off of property, plant and equipment	-	-	(440)	-
Gain/(loss) on disposal of property, plant and equipment	364	(2,705)	552	(2,772)
Total operating expenses, net	(28,785)	(41,842)	(26,668)	(79,767)

Income from operations	21,447	34,902	89,270	57,891

Interest income	388	54	555	105
Interest expense	(447)	(290)	(868)	(678)
Income before income tax expense	21,388	34,666	88,957	57,318

Income tax credit/(expense)	(3,777)	9,812	(9,781)	(662)
Net income	17,611	44,478	79,176	56,656

Other comprehensive income/(expense)
Foreign currency translation adjustment	-	979	(2,151)	2,297
Comprehensive income attributable to Plastec Technologies, Ltd.	17,611	45,457	77,025	58,953

Net income per share:

Weighted average number of ordinary shares	12,938,128	13,666,376	12,938,128	13,725,640

Weighted average number of diluted ordinary shares	12,938,128	13,666,376	12,938,128	13,725,640

Basic income per share attributable to Plastec Technologies, Ltd.	HK$1.4	HK$3.3	HK$6.1	HK$4.1

Diluted income per share attributable to Plastec Technologies, Ltd.	HK$1.4	HK$3.3	HK$6.1	HK$4.1

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	Ordinary shares			Accumulated
	Number of shares outstanding	Amount	Additional paid-in capital	other comprehensive income	Retained earnings	Shareholders’ equity
		HK$	HK$	HK$	HK$	HK$
Balance at December 31, 2012 and at January 1, 2013	14,292,228	112	85,332	14,524	678,277	778,245

Net income for the year	-	-	-	-	80,880	80,880
Share repurchases	(1,354,100)	(11)	(63,360)	-	-	(63,371)
Warrants repurchases	-	-	(33)	-	-	(33)
Capital contribution	-	-	4,516	-	-	4,516
Cumulative translation adjustment	-	-	-	3,377	-	3,377
Balance at December 31, 2013 and at January 1, 2014	12,938,128	101	26,455	17,901	759,157	803,614

Net income for the period	-	-	-	-	79,176	79,176
Dividends declared	-	-	-	-	(20,183)	(20,183)
Cumulative translation adjustment	-	-	-	(2,151)	-	(2,151)
Balance at June 30, 2014	12,938,128	101	26,455	15,750	818,150	860,456

PLASTEC TECHNOLOGIES, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

(Hong Kong dollars in thousands, except number of shares, per share data and unless otherwise stated)

	For the 6-month period ended June 30,
	2014	2013
	HK$	HK$
Operating activities
Net income	79,176	56,656
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	56,106	64,509
Gain on disposal of a subsidiary	(29,557)	-
Loss on written-off of property, plant and equipment	440	-
Loss/(gain) on disposal of property, plant and equipment	(552)	2,772
Deferred tax credit	(1,358)	(14,361)
Changes in operating assets and liabilities:
Trade receivables	18,795	5,983
Inventories	(1,045)	8,655
Deposits, prepayment and other receivables	(7,783)	(22,690)
Trade payables	11,101	(17,217)
Other payables and accruals	(4,493)	(19,805)
Tax payables	8,539	13,981
Net cash provided by operating activities	129,369	78,483

Investing activities
Purchase of property, plant and equipment	(16,577)	(19,842)
Proceeds from disposal of a subsidiary	43,447	-
Proceeds from disposal of property, plant and equipment	749	1,833
Deposits for purchase of property, plant and equipment	(2,360)	(353)
Net cash (used in)/generated from investing activities	25,259	(18,362)

Financing activities
Repurchases of shares	-	(32,515)
Net repayment of bank borrowings	(11,495)	(41,917)
Dividends paid	(20,183)	-
Net cash used in financing activities	(31,678)	(74,432)

Net increase/(decrease) in cash and cash equivalents	122,950	(14,311)

Effect of exchange rate changes on cash and cash equivalents	(3,079)	2,297

Cash and cash equivalents, beginning of period	348,901	309,862
Cash and cash equivalents, end of period	468,772	297,848

Supplementary disclosures of cash flow information:
Interest paid, net	317	573
Income taxes paid	2,602	1,043

Plastec Technologies, Ltd.

Management discussion and analysis

General

The unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“USGAAP”). The preparation of financial statements in conformity with USGAAP requires management to make estimates and assumptions that reported amounts of assets and liabilities at the date of the financial statements and the amount of expenses reported during the period. Actual results could differ from those estimates. Unless otherwise indicated, all financial information presented in HK$ may be converted to US$ using the exchange rate of 7.8 HK$ for every 1 US$.

Results of Operations

Operating results for the second quarter ended June 30, 2014 compared to the second quarter ended June 30, 2013

We recorded an approximately 12.5% decline in revenue for the second quarter ended June 30, 2014 to HK$262.9 million compared to the corresponding period in the prior year. The decrease in revenue was primarily due to certain shipments being re-scheduled to the next quarter by our customers and our continued elimination of sales orders with low margins.

In line with decreased revenue, we recorded decreased gross profit by approximately 34.5% to HK$50.2 million compared to the corresponding period in the prior year. The decreased gross profit was mainly attributable to higher raw materials costs consumed during the period compared to the corresponding period in the prior year. Gross profit margin decreased to 19.1% from 25.5% compared to the corresponding period in the prior year.

Income before income tax expenses decreased by approximately 38.3% to HK$21.4 million compared to the corresponding period in the prior year.

Total selling, general and administrative expenses decreased by approximately 33.8% to HK$27.7 million compared to the corresponding period in the prior year because of our control on administrative expenses and capacity structuring efforts, and also arising from an exchange gain of approximately HK$5.9 million during the period compared to an exchange loss of HK$1.4 million in the corresponding period in the prior year.

Income tax expense was HK$3.8 million compared to tax credit of HK$9.8 million in the corresponding period in the prior year, representing an effective tax rate of 17.7% currently.

Net income after tax decreased by approximately 60.4% to HK$17.6 million in the second quarter ended June 30, 2014, compared to net income after tax of HK$44.5 million in the corresponding period in the prior year.

Operating results for the six months ended June 30, 2014 compared to the six months ended June 30, 2013

We recorded an approximately 9.7% decline in revenue for the six months ended June 30, 2014 to HK$537.2 million compared to the corresponding period in the prior year. The decrease in revenue was primarily a result of our continued focus on soliciting relatively high margins products and not seeking sales orders with low margins, and certain shipments being re-scheduled during the second quarter.

Our gross profit was HK$115.9 million for the six months ended June 30, 2014, decreased by approximately 15.8% from the corresponding period in the prior year. Gross profit margin decreased to 21.6% from 23.1% correspondingly. The foregoing was a result of our continued focus on pursuing higher margin products and streamlining our manufacturing process. The improved gross profit margin in the first quarter was offset by the aforesaid decreased gross profit margin in the second quarter.

Income before income tax expenses increased by approximately 55.2% to HK$89.0 million compared to the corresponding period in the prior year. The increase was largely the result of a one-off gain on disposal of a subsidiary for approximately HK$29.6 million, as well as a minimization of selling, general and administrative expenses.

Total selling, general and administrative expenses decreased by approximately 27.9% to HK$57.5 million compared to the corresponding period in the prior year, mainly due to our implementation of costs containment strategies and capacity restructuring exercise during 2013 resulting in downsizing and cessation of our operations at Heyuan and Zuhai, augmented also by an exchange gain recorded during the period of approximately HK$10.9 million.

Income tax expense was HK$9.8 million compared to HK$0.7 million in the corresponding period in the prior year, after factoring in a tax credit resulted from disposals of certain fixed assets.

Net income after tax increased by approximately 39.7% to HK$79.2 million in the six months ended June 30, 2014, compared to net income after tax of HK$56.7 million in the corresponding period in prior year.

Balance sheet positions as at June 30, 2014 compared to December 31, 2013

Total assets increased by HK$56.5 million or approximately 4.9% to HK$1,211.3 million as at June 30, 2014 compared to HK$1,154.8 million as at December 31, 2013. This increase was mainly attributed to a HK$119.9 million increase in cash and cash equivalents, a HK$7.8 million increase in deposits, prepayment and other receivables, against a HK$18.8 million decrease in trade receivables, and a HK$53.8 million decrease in net book value of fixed assets.

Total liabilities decreased by HK$0.3 million or approximately 0.1% to HK$350.9 million as at June 30, 2014 compared to HK$351.2 million as at December 31, 2013. This decrease was mainly attributed to a HK$11.5 million decrease in bank borrowings, a HK$5.1 million decrease in other payables and accruals, against a HK$11.1 million increase in trade payables and a HK$5.1 increase in tax payable.

Cashflow analysis

We have relied primarily upon internally generated funds and bank borrowings to finance our operations and expansion.

For the six months ended June 30, 2014, we recorded HK$123.0 million cash inflow as compared to HK$14.3 million cash outflow in the corresponding period in the prior year, arising from increased cash provided by operating activities and increased cash generated from investing activities, against decreased cash used in financing activities during the period.

We generated HK$129.4 million net cash inflow provided by operating activities which included an adjustment of HK$29.6  million gain on disposal of a subsidiary, compared to HK$78.5 million net cash inflow in the corresponding period in the prior year. We recorded approximately HK$43.4 million proceeds from disposal of the subsidiary which accordingly contributed to the HK$25.3 million net cash generated from investing activities, compared to HK$18.4 million net cash used in investing activities in the corresponding period in the prior year. Net cash used in financing activities for the period was HK$31.7 million which included HK$20.2 million payment of the one-time dividend we declared for our fiscal year 2013 annual results, compared to HK$74.4 million net cash used in financing activities in the corresponding period in the prior year which included HK$32.5 million used in repurchases of securities during the corresponding period in the prior year.

Off-Balance Sheet Arrangements

The Company has not entered into any financial guarantees or other commitments to guarantee the payment obligations of third parties. The Company has not entered into any derivative contracts that are indexed to its shares and classified as shareholder’s equity or that are not reflected in its combined financial statements. Furthermore, the Company does not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. The Company does not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to it or that engages in leasing, hedging or research and development services with the Company. There are no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, net sales or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to an investor.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Kin Sun Sze-To
Name:	Kin Sun Sze-To
Title:	Chief Executive Officer

Dated: August 11, 2014